09040468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

APR 16 2009

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEHAVEN, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 MADISON AVENUE, SUITE 2002
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FRANK (212)218-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID FRANK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEHAVEN, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & MANAGING PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICIAL SEAL
GUISEPPE HAMMER
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REGISTRATION NO. 01HA6139141
My Commission Expires January 3, 2010

STONEHAVEN, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

STONEHAVEN, LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Stonehaven, LLC
New York, New York

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company"), as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Stonehaven, LLC** as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 20, 2009

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2008
ASSETS	
Cash	$ 36,836
Prepaid expenses	8,160
Deferred lease costs	9,493
Property and equipment at cost, less accumulated depreciation of $14,909	54,730
Security deposit	50,000
Total Assets	$ 159,219
LIABILITIES	
Accounts payable and accrued expenses	$ 12,218
MEMBER'S EQUITY	147,001
Total liabilities and member's equity	$ 159,219

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2008
Revenues	
Fee income	$ 880,039
Other income	36,668
	916,707
Expenses	
Commissions	342,570
Salaries, wages and payroll taxes	439,170
Computer service	40,224
Insurance	23,755
Licenses and permits	11,085
Office expenses	24,384
Professional fees	93,445
Recruiting	14,840
Rent and occupancy costs	120,827
Telephone and internet costs	42,765
Travel and entertainment	30,007
Depreciation and amortization	13,027
Other expenses	10,738
	1,206,837
Net loss	$ (290,130)

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2008
Member's equity at beginning of year	$ 1,981,176
Capital contributions	282,695
Distributions	(1,826,740)
Net loss	(290,130)
Member's equity at end of year	$ 147,001

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2008
Cash flows from operating activities	
Net loss	$ (290,130)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	13,027
Changes in assets and liabilities:	
Restricted cash	29,518
Prepaid expenses	(988)
Security deposit	(50,000)
Accounts payable and accrued expenses	(36,801)
Net cash used in operating activities	(335,374)
Cash flows used in investing activities	
Deferred lease costs	(9,757)
Cash flows from financing activities	
Repayment from parent	19,200
Capital contributions	282,695
Net cash provided by financing activities	301,895
Net decrease in cash	(43,236)
Cash - beginning	80,072
Cash - ending	$ 36,836
Supplemental disclosures of cash flow information	
Distribution of due from parent loan	$ 1,826,740

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests and corporate finance services to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Property and Equipment

Property and equipment are valued at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the related assets.

Deferred Lease Costs

Deferred lease costs are capitalized and amortized on a straight line basis over the life of the lease.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Fee income from private placements is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carryforward due to its insignificance.

2. Property and Equipment

Property and equipment consist of the following:

Artwork	$ 15,654
Office equipment	43,470
Leasehold improvements	10,245
	69,639
Less: Accumulated depreciation and amortization	(14,909)
	$54,730

Depreciation and amortization expense for the year ended December 31, 2008 was $12,763.

3. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $24,618, which exceeded the requirement by $19,618. The Company's ratio of aggregate indebtedness to net capital was .5 to 1.

5. Risk Concentrations

Cash

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Revenues

The Company earned fee income from seven clients, which represented approximately 81% of total revenue.

6. Commitments

The Company leases its office facilities under an agreement that expires on December 1, 2011. The lease also includes monthly electricity charges and contains provisions for escalations based on increases in certain costs incurred by lessor.

Future minimum lease payments are as follows:

Year Ended	
December 31, 2009	$163,020
December 31, 2010	164,831
Thereafter	169,360
	$497,211

Rent and occupancy costs for the year ended December 31, 2008 was $120,827.

STONEHAVEN, LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

		December 31, 2008
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Total member's equity		$ 147,001
Deductions:		
Non-allowable assets:		
Prepaid expenses	$ 8,160	
Deferred lease costs	9,493	
Property and equipment, net	54,730	
Security deposit	50,000	
Total non-allowable assets		122,383
Net capital		$ 24,618
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 12,218
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 19,618
Percentage of aggregate indebtedness to net capital		49.63%
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 28,723
Net additional accrued expenses		4,105
Net capital per above		$ 24,618
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report		$ 8,252
Aggregate indebtedness, as reported herein		$ 12,218

STONEHAVEN, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

DECEMBER 31, 2008

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(g)(1)

To the Member
Stonehaven, LLC
New York, NY

In planning and performing our audit of the financial statements of **Stonehaven, LLC** (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 20, 2009